# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Arcellx, Inc., CIK 0001786205
CUSIP: 03940C100
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 800 Bridge Parkway, Redwood City, California (CA), 94065
Date of event which requires filing of this statement: 02/22/2026
Filed by CIK 0001613689
Persons authorized to receive notices and communications: Rami Elghandour, c/o Arcellx, Inc., 800 Bridge Parkway, Redwood City, California (CA), 94065, (240) 327-0630

## Reporting persons
- Rami Elghandour (CIK 0001613689): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,522,271; shared voting power 416,500; sole dispositive power 3,522,271; shared dispositive power 416,500; aggregate amount beneficially owned 3,938,771 (6.4% of the class)
  Comment: (1) Row 7, 9 and 11: Consists of (i) 365,967 shares of common stock held directly by the Reporting Person, (ii) 2,346,202 shares of common stock issuable pursuant to options held directly by the Reporting Person exercisable within 60 days of February 22, 2026, and (iii) 810,102 shares of common stock issuable pursuant to options held by a grantor-retained annuity trust of the Reporting Person exercisable within 60 days of February 22, 2026.
  (2) Row 8, 10 and 11: Consists of (i) 218,500 shares of common stock held by a spousal lifetime access non-grantor trust of which the Reporting Person is a beneficiary and for which the Reporting Person may be deemed to continue to have beneficial ownership, and (iii) 198,000 shares of common stock held by a spousal lifetime access non-grantor trust of which the Reporting Person's spouse is the beneficiary and for which the Reporting Person may be deemed to continue to have beneficial ownership. The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein, if any, and this Schedule shall not be deemed an admission that the Reporting Person is the beneficial owner of such shares for any other purpose.
  (3) Row 13: Based on the quotient obtained by dividing (a) the aggregate number of shares of common stock beneficially owned by the Reporting Person by (b) the sum of (i) 58,464,222 shares of common stock outstanding as of February 19, 2026, based on information provided to the Reporting Person by the Issuer, (ii) 2,346,202 shares of common stock issuable pursuant to options held directly by the Reporting Person exercisable within 60 days of February 22, 2026, and (iii) 810,102 shares of common stock issuable pursuant to options held by a grantor-retained annuity trust of the Reporting Person exercisable within 60 days of February 22, 2026. The aggregate number of shares of common stock beneficially owned by the Reporting Person as set forth in "(ii)" and "(iii)" of this footnote are treated as outstanding shares of common stock only for the purpose of computing the percentage ownership of the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: Arcellx, Inc.
Address of issuer's principal executive offices: 800 Bridge Parkway, Redwood City, California (CA), 94065
Comment: This Amendment No. 2 ("Amendment No. 2") amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Rami Elghandour on November 8, 2024 as amended on February 27, 2025 (as amended, the "Schedule 13D") with respect to shares of common stock, par value $0.001 per share ("common stock"), of Arcellx, Inc. (the "Issuer"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D, which remains unchanged. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Merger Agreement

On February 22, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Gilead Sciences, Inc., a Delaware corporation ("Parent"), and Ravens Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"). The Merger Agreement provides for the acquisition of the Issuer by Parent in a two step transaction, consisting of a tender offer followed by a subsequent merger of Purchaser with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Purchaser will commence a tender offer (the "Offer"), to acquire all of the Issuer's issued and outstanding shares of common stock (the "Shares"), other than any Shares owned immediately prior to the effective time of the Merger by the Issuer (including shares held in the Issuer's treasury) and any Shares owned both as of the date of the commencement of the Offer and immediately prior to the effective time of the Merger by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, for (x) $115.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes (the "Closing Amount"), and (y) one contractual contingent value right (a "CVR"), which will represent the right to receive one contingent milestone payment of $5.00 per CVR, in cash, without interest and subject to any required withholding of taxes, upon the achievement of a specified milestone in accordance with the terms and subject to the conditions of a contingent value rights agreement (the "CVR Agreement"), to be entered into with a rights agent selected by Parent and reasonably acceptable to the Issuer (the Closing Amount plus one (1) CVR together, the "Offer Price"). The Offer will initially remain open for a minimum of 20 business days from the date of commencement of the Offer, subject to extension pursuant to the terms of the Merger Agreement.

At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share, other than any Shares (i) owned immediately prior to the Effective Time by the Issuer, Parent, Purchaser or any other wholly owned subsidiary of Parent (the "Excluded Shares"), (ii) irrevocably accepted for purchase pursuant to the Offer, or (iii) for which holders have demanded their rights to be paid the fair value of such Share in accordance with Section 262 of the Delaware General Corporation Law, will be converted into the right to receive (x) the Closing Amount in cash plus (y) one (1) CVR (the "Merger Consideration"), in each case without interest (except, in the case of the CVR, deemed interest for tax purposes, as applicable) and subject to any required withholding taxes.

At the Effective Time, each option to purchase Shares (each, a "Company Option") that is then outstanding and unexercised, whether or not vested, and which has a per share exercise price that is less than the Merger Consideration, will be automatically canceled and converted into the right to receive (x) a lump-sum cash payment equal to (i) the excess (if any) of (a) the Closing Amount over (b) the per Share exercise price subject to such Company Option, multiplied by (ii) the total number of Shares subject to such Company Option immediately prior to the Effective Time, plus (y) one (1) CVR for each Share subject to such Company Option immediately prior to the Effective Time. At the Effective Time, each Company Option that is then outstanding and unexercised, whether or not vested, and which has a per share exercise price that is equal to or greater than the Closing Amount, will be canceled without additional consideration.

At the Effective Time, each award of restricted stock units with respect to Shares (each, a "Company RSU") that is then outstanding, whether or not vested, will be automatically canceled and converted into the right to receive (x) a lump-sum cash payment equal to the product, rounded to the nearest cent, of (i) the Closing Payment and (ii) the number of Shares subject to such Company RSU immediately prior to the Effective Time (with the number of Shares underlying any Company RSUs that are subject to performance-based vesting conditions determined based on achievement of actual performance in connection with the Merger, as determined by the Company's board of directors or a committee thereof) and (y) one (1) CVR for each Share subject to such Company RSU immediately prior to the Effective Time.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, a copy which is filed as Exhibit 2.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on February 23, 2026.

Tender and Support Agreements

On February 22, 2026, in connection with the execution and delivery of the Merger Agreement, the Reporting Person and certain other parties (collectively, the "Support Stockholders"), solely in their respective capacities as stockholders of the Issuer, each entered into a tender and support agreement (collectively, the "Support Agreements") with Parent and Purchaser, pursuant to which each Support Stockholder agreed, among other things, (i) to tender all of the Shares held by such Support Stockholder in the Offer, subject to certain exceptions (including the valid termination of the Merger Agreement), (ii) to, if applicable, vote all of such Support Stockholder's Shares in favor of the Merger, and (iii) to certain other restrictions on its ability to take actions with respect to the Issuer and its Shares. The Support Agreements will terminate upon the earliest of (i) the date and time upon which the Merger Agreement is validly terminated in accordance with its terms, and (ii) the date and time upon which the Merger becomes effective.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirely by reference to the form of Support Agreement, which is filed as Exhibit 5 to this Amendment No. 2 and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
(a) Description of contracts, arrangements, understandings, or relationships
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On February 22, 2026, the Reporting Person entered into the Support Agreement described in Item 4 of Amendment No. 2, the description of which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby supplemented to add the following exhibit:

Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed by the Issuer with the SEC on February 23, 2026).

## Signatures
- Rami Elghandour: /s/ Rami Elghandour, Rami Elghandour (02/24/2026)